Ferreyros

SEC MAIL PROCESSING
RECEIVED
NOV 20 2007
WASH. D.C. 186 SECTION

Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: **Other information**

Lima, November 15th ,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20[redacted]
USA

07028271

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of September 30st, 2007 and our Management Report.

Sincerely yours,

Ferreyros

AUGUSTA PONCE ZIMMERMANN
Departamento de Valores
JEFE

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/29

Ferreyros |

FERREYROS S.A.A.

Miércoles, 14 de Noviembre de 2007

Sres.
CONASEV
Presente.-

HECHO DE IMPORTANCIA : Comunicación de Presentación de EEFF

De conformidad con lo establecido en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, aprobado mediante Resolución CONASEV Nº 107-2002-EF/94.10, comunicamos la siguiente información:

Envío de Información Financiera
Tipo de Información : Trimestral Consolidado
Periodo : 2007 - 3
Órgano que aprueba : Otro Órgano
Fecha de Acuerdo : 13/11/2007
Comentarios adicionales :

Archivos aprobados :

- Notas a los Estados Financieros Intermedios TC :
  Conasev notas eeff cons al 300907.doc
  DECLARACIÓN DE RESPONSABILIDAD.doc
  Conasev Inf de ger 3T 2007 cons.doc

- Archivo Estructurado Unificado :
  UNFB60001.txt

SUBSIDIARIAS CUYA INFORMACION SE CONSOLIDA
CONSORCIO CERES
DEPOSITOS EFE S.A.
DOMINGO RODAS S.A.
FABRICA DE IMPLEMENTOS AGRICOLAS NACIONALES S.A. "FIANSA"
FERRENERGY S.A.C.
MEGACAUCHO Y REPRESENTACIONES S.A.C.
MOTORINDUSTRIA S.A.
ORVISA
UNIMAQ S.A.

Cordialmente,

VICTOR CELSO ASTETE PALMA
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de setiembre del 2007. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros



Tercer trimestre Año 2007

PERFIL DE LA EMPRESA

La principal línea de negocio de Ferreyros, que el presente año celebra 85 años de existencia, es la importación y venta o alquiler de bienes de capital, con un reconocido servicio posventa. Asimismo, tiene almacenes de repuestos a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias

Orvisa S.A.
Unimaq S.A..
Fiansa S.A.
Depósitos Efe S.A.
Domingo Rodas S.A.
Mega Caucho & Representaciones S.A.C.
Ferrenergy S.A.C.

Orvisa S.A.

Fundada en 1974, es considerada como la primera empresa comercializadora de bienes de capital en la amazonía peruana. Tiene su oficina principal en Iquitos y cuenta con cinco sucursales: Tarapoto, Pucallpa, Puerto Maldonado, Huaypetue y Bagua. Atiende con productos y servicios diferenciados de alta productividad, principalmente a los sectores agrícola transporte, forestal e hidrocarburos.

Unimaq

Inició sus operaciones en 1999. Se dedica a la comercialización de bienes y servicios y alquiler de equipos para los sectores de minería, construcción industria y pesca. Cuenta con la representación de líneas líderes de excelente calidad. En el 2006 se aprobó la fusión de sus operaciones con las de Rentando Cat Rental Store, para poder lograr una mayor cobertura de mercado. Dentro de sus líneas distribuye la marca Caterpillar para atender al mercado de construcción ligera tanto para la venta de equipos como para el alquiler de los mismos.

Fiansa S.A.

Es una empresa con sede en Trujillo y Lima y fue fundada en 1967. Tiene importante experiencia en el desarrollo de soluciones integrales en la industria metal mecánica, eléctrica, electromecánica e infraestructura en general, tanto en el sector público como privado. Cuenta con capacidad de contratación otorgada por el Consejo Superior de Contrataciones y Adquisiciones del estado por un monto superior a S/.120 millones, lo que la sitúa entre las principales empresas dedicadas al rubro de infraestructura industrial.

Depósitos efe S.A.

Es una empresa fundada en 1983. Su giro de negocio es la venta de servicio de almacenaje aduanero y simple de maquinarias, equipos, repuestos y bienes de consumo en general, así como de productos químicos a granel. Actualmente brinda servicios de operador logístico en menor escala y de centro de distribución farmacéutica. En el 2006 obtuvo la importante certificación de buenas prácticas de almacenamiento, otorgado por la DIGEMID. Este certificado es el primero que se otorga a empresas del rubro.

Domingo Rodas S.A.

Es una empresa constituida en 1979. Ubicada en la provincia de Tumbes. Se dedica principalmente a la siembra, cultivo y exportación de langostinos.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

Cuenta con 251 hectáreas de producción. Ha llegado a producir cerca de 700 toneladas anuales de langostinos.

Con el fin de consolidar sus operaciones y hacer frente a las variables externa que puedan afectar sus resultados, la empresa decidió diversificar sus operaciones y dedicarse, adicionalmente, al negocio de extracción, procesamiento y exportación de productos pesqueros para consumo humano directo.

Mega Caucho & Representaciones S.A.C.

La empresa fue adquirida en enero de 2007 y es distribuidor oficial de Cía Good Year del Perú S.A. y de Mobil Oil del Perú S.R.L. Desarrolla su estrategia de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria.

El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, la convierten en un aliado importante y estratégico para sus clientes y representados.

Ferrenergy S.A.C.

Constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy Internacional Corporation, con una participación del 50% cada una. Energy Internacional tiene su sede en Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia.

El objeto principal de la empresa es la venta y suministro de energía. A la fecha tiene un contrato de suministro de potencia y enegía eléctrica con Plus Petrol Norte S.A..

La gestión comercial a setiembre del 2007

Gestión comercial

Ferreyros realizó una importante venta de camiones *Caterpillar* a una empresa minera dedicada a la extracción de oro. Adicionalmente, se han realizado importantes ventas de máquinas *Caterpillar* a empresas del sector construcción y mediana minería.

Asimismo, se ha efectuado una venta de 25 tractocamiones *Kenworth* a una empresa cementera, culminando así la venta de una flota de 75 tractocamiones, de los cuales 50 fueron facturados en el mes de junio.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como para todos los mercados en que Ferreyros y otras empresas de la organización actúan, representaron el 79% del total de sus ventas al 30 de setiembre de 2007, incluidos los ingresos generados por la venta de repuestos y de servicio. Las máquinas y los equipos CAT han continuado mostrando altos porcentajes de participación de mercado.

Importaciones

De acuerdo con cifras de Comexperú, la empresa sigue manteniendo el primer lugar dentro de los importadores de bienes de capital del país. El nivel de importación de bienes de capital a setiembre 2007 alcanzó en el país la cifra de US$ 4,566 millones. En el mismo período, Ferreyros y otras empresas de la organización han importado, en conjunto, un total de US$ 306 millones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Perú: Importaciones de bienes de capital
(en US$ millones)


5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
Ene-Set 2007
Import
1,375
3,078
4,440
4,566

Ferreyros y Subsidiarias
Participación sectorial en las ventas
3T 2007 (En porcentajes)


Comercio 3%
Industria 4%
Pesca 3%
Transporte 7%
Agricultura 4%
Hidrocarburos 3%
Construccion 21%
Gobierno 2%
Otros 8%
Minería 45%

Ventas

Las ventas al 30 de setiembre de 2007 ascendieron a S/.1,443.1 millones, en comparación con S/. 1,069.6 millones obtenidos el mismo periodo del año anterior, lo que equivale a un incremento de 34.9%, explicado por el desempeño experimentado en casi todos los sectores económicos en los cuales la organización realiza sus operaciones. La mayor participación la mostró el sector minero debido al aumento del precio de los minerales en el mercado internacional. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en el mes de setiembre fue de aproximadamente 15%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas del sector construcción en el 3T 2007 muestren una participación del 21% en las ventas totales de la empresa, frente a 17% que mantuvo en el 1T 2007.

Con el fin de mantener un sostenido crecimiento en ventas, la organización Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sus sucursales y subsidiarias.

Es importante mencionar que en el mes de febrero del 2007, Ferreyros inició las obras para la construcción de su nueva sede institucional que se encuentra ubicada en el distrito de Santiago de Surco. Esta inversión ha sido financiada por el Banco de Crédito del Perú a través de un *leasing* financiero a cinco años.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al tercer trimestre del 2007 y 2006. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 3T 2007 ascendieron a S/. 462.0 millones, en comparación con S/. 339.8 millones del mismo período del año anterior, lo que equivale a un incremento de 36.0%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 40.4% a las del 3T 2006 (S/. 228.8 millones en el 3T 2007; S/. 162.9 millones en el 3T 2006), debido a lo siguiente:

- Incremento de 33.2% en la venta de equipos *Caterpillar* (S/. 164.0 millones en el 3T 2007; S/. 123.1 millones en el 3T 2006), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción, del sector mediana minería y de empresas contratistas que ejecutan trabajos para la mediana minería.

- Incremento en la venta de equipos agrícolas de 130.4% (S/. 10.1 millones en el 3T 2007; S/. 4.4 millones en el 3T 2006), explicado por ventas de equipos agrícolas a una empresa de la gran minería y a un cliente del sector agroexportador, por S/.1.9 millones y S/.1.5 millones, respectivamente.

- Aumento de 231.4% en las ventas de la línea automotriz (S/. 41.0 millones en el 3T 2007; S/. 12.4 millones en el 3T 2006), debido a ventas de volquetes *Iveco*, por S/ 20.9 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y explotación para empresas de la mediana minería, y a la venta, por S/.7.5 millones, de una flota de tractocamiones *Kenworth* a una empresa dedicada a la producción de cemento.

- Disminución de 41.0% en las ventas de unidades usadas (S/. 13.6 millones en el 3T 2007; S/. 23.0 millones en el 3T 2006), debido a menores ventas a clientes del exterior por falta de disponibilidad de inventario, la cual ha sido ocasionada por la alta demanda de equipos usados tanto en el mercado local como internacional.

Las ventas de repuestos y servicios mostraron en el 3T 2007 un incremento de 11.9% en comparación con las del mismo período del año anterior (S/.170.1 millones en el 3T 2007; S/.151.9 millones en el 3T 2006), debido a mayores ventas a empresas de la gran minería.

Por otra parte, los ingresos por alquiler de equipos en el 3T 2007 fueron superiores en 180.6% a las del mismo período del año anterior (S/. 13.8 millones el 3T 2007; S/. 4.9 millones en el 3T 2006). debido a una mayor demanda de equipos de alquiler, principalmente, por parte contratistas dedicados a la construcción de carreteras y de obras de desarrollo para la mediana y gran minería.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Otros
10%
Caterpillar
79%
Agrícola
3%
Automotriz
8%

UTILIDAD EN VENTAS

La utilidad en ventas del 3T 2007 ascendió a S/. 105.0 millones, en comparación con S/. 78.5 millones del mismo período del año anterior, es decir, un incremento de 33.8%, originado, principalmente, por un aumento de 40.4% en las ventas de productos principales.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contr...

En términos porcentuales, el margen bruto del 3T 2007 es ligeramente inferior al del mismo período del año anterior (22.7% en el 3T 2007; 23.1% en el 3T 2006).

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el tercer trimestre de 2007 a S/. 61.8 millones, en comparación con S/. 51.4 millones del mismo período del año anterior, esto es, un incremento de 20.3%, atribuible, básicamente, a un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas, y a un incremento moderado de 10% en los gastos fijos. En el tercer trimestre del 2007 los gastos de venta y administración representaron el 13.4% de las ventas netas frente a 15.1% del mismo período del año anterior.

INGRESOS FINANCIEROS

Los ingresos financieros del tercer trimestre de 2007 ascendieron a S/. 13.2 millones en comparación con S/. 10.0 millones del mismo período del año anterior, lo que representa un aumento de 32.0%, explicado por un incremento de intereses de cuentas por cobrar a mediano plazo y, adicionalmente, por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior (en el 3T 2007 las compras a proveedores fueron mayores que las del mismo período del año anterior como consecuencia del crecimiento de las ventas).

Ferreyros y Subsidiarias: Evolución de los Ingresos financieros
(En S/. millones)


40
30
20
10
0

2004	2005	2006	Set 06	Set 07
22.7	25.4	24.2	26.7	34.9

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 12.8 millones en el tercer trimestre de 2007 en comparación con S/.8.2 millones del mismo período del año anterior, lo que representa un aumento de 55.2%, debido principalmente a un aumento de S/.227.5 millones en el pasivo promedio sujeto a pago de interés (el pasivo promedio en el 3T 2007 fue de S/.680.1 millones frente al pasivo promedio del 3T 2006 que fue de S/.452.6 millones) y, adicionalmente, a un ligero aumento de la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Dicho aumento fue compensado, en parte, con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En el 3T del 2007 se registró en este rubro la participación de la compañía en los resultados de una asociada del sector seguros por S/.0.8 millones. Dicha participación en el mismo período del año anterior ascendió a S/1.6 millones.

OTROS INGRESOS (EGRESOS)

En el tercer trimestre de 2007 se registró en este rubro un egreso neto de S/. 1.6 millones en comparación con un ingreso neto de S/. 1.4 millones del mismo período del año anterior. En el tercer trimestre de 2007, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de inversiones; ii) un egreso de S/. 0.2 millones por resoluciones de contrato; iii) un ingreso de S/. 0.2 millones por alquiler de locales; iv) un ingreso de S/.1.5 millones por servicios diversos prestados a una empresa minera, y v) otros egresos netos por S/. 1.6 millones. En el tercer trimestre de 2006, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

alquiler de locales; iii) un ingreso de S/. 0.8 millones por servicios prestados a una empresa minera, y iv) un ingreso neto de S/. 0.3 millones por otros conceptos.

UTILIDAD (PÉRDIDA) EN CAMBIO

El tercer trimestre de 2007 y el tercer trimestre de 2006 incluyen utilidad en cambio por S/. 10.7 millones y S/. 3.3 millones, respectivamente. En ambos periodos la utilidad fue producida por la apreciación del nuevo sol frente al dólar norteamericano (3.4% el tercer trimestre de 2007 y 0.31% el tercer trimestre de 2006).

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del tercer trimestre de 2007 y de 2006 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del tercer trimestre de 2007 ascendió a S/. 34.8 millones en comparación con S/. 21.8 millones del mismo período del año anterior, esto es, un incremento de 59.4%, explicado por un incremento en la utilidad bruta, un aumento en los ingresos financieros y a un incremento en la utilidad en cambio. Ello ha permitido cubrir el incremento de los gastos de administración y ventas, mayores egresos diversos, incremento de los gastos financieros, así como aumentar la utilidad neta en S/. 13.0 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) en el 3T 2007 ascendió a S/. 205.5 millones frente a S/. 148.5 millones del mismo período del año anterior, lo cual representa un incremento de 38.4%.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 30 de septiembre de 2007 ascendió a S/. 1,413.0 millones en comparación con S/. 996.7 millones al 30 de setiembre de 2006, lo que representa un incremento neto de S/. 446.4 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 88.7 millones, que se explica por i) un aumento de S/. 82.9 millones por mayores ventas; ii) un aumento de S/. 7.4 millones por disminución de la provisión para cobranza dudosa; y iii) una disminución de S/. 1.7 millones por incremento en intereses diferidos.

b) Aumento neto de Existencias por S/. 225.8 millones debido a: i) un aumento de S/.253.0 millones por compras efectuadas en el período para atender el crecimiento de las ventas; ii) una disminución neta de S/. 22.5 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 4.7 millones por incremento de la provisión para desvalorización de existencias.

c) Aumento neto del Activo Fijo por S/. 111.0 millones, que se explica por: i) un aumento de S/. 97.6 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 67.1 millones por compras de otros activos fijos (S/.28.8 millones por construcción del nuevo local, S/. 18.3 millones por compras de maquinaria, S/.13.6 millones por construcción de central de térmica, S/. 3.3 millones por remodelación del CRC y S/.3.1 millones por compras de otros activos fijos); iii) un incremento neto de S/. 22.5 millones por transferencia de equipo de alquiler y componentes de

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

intercambio del inventario al activo fijo; iv) una disminución de S/.42.4 millones por ventas de activos fijos; v) una reducción de S/.28.9 millones por aumento en la depreciación acumulada; y vi) una disminución de S/. 4.9 millones por aumento en la provisión para desvalorización de activo fijo.

Al 30 de setiembre de 2007, el total de pasivos ascendió a S/. 924.6 millones en comparación con S/. 589.4 millones al 30 de setiembre de 2006, lo que equivale a un incremento de S/. 335.2 millones. La conformación de las obligaciones de la empresa al 30 de setiembre del 2007 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 30 de setiembre de 2007 es de 1.43, inferior al ratio corriente de 1.76 al 30 de setiembre de 2006, debido a transferencia de deuda a largo plazo al pasivo corriente.

El ratio de apalancamiento financiero al 30 de setiembre de 2007 es 1.45 en comparación con 1.18 al 30 de setiembre de 2006. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	3T 07	%	2T 07	%	3T 06	%	3T 07/ 2T 07 %	3T 07/ 3T 06 %	Acumulado al 30-09-07	%	Acumulado al 30-09-06	%	Variación %
Ventas Netas	461,971	100 0	471,925	100 0	339,772	100.0	-2.1	36 0	1,443,138	100.0	1,069,626	100 0	34 9
Costo de Ventas	(356,922)	-77 3	(371,804)	-78 8	(261,276)	-76.9	-4.0	36 6	(1,132,642)	(78.5)	(830,003)	(77 6)	36 5
Utilidad en ventas	**105,049**	**22.7**	**100,121**	**21.2**	**78,496**	**23.1**	**4.9**	**33.8**	**310,495**	**21.5**	**239,623**	**22.4**	**29.6**
Gastos de Venta y Administración	(61,846)	-13 4	(57,832)	-12 3	(51,391)	-15.1	6 9	20 3	(175,200)	(12.1)	(146,478)	(13.7)	19 6
Otros Ingresos (Egresos), neto	(1,574)	-0 3	(1,225)	-0 3	1,360	0.4	28 4	-215.7	(1,672)	(0.1)	1,937	0 2	(186 3)
Utilidad en operaciones	**41,629**	**9.0**	**41,064**	**8.7**	**28,465**	**8.4**	**1.4**	**46.2**	**133,624**	**9.3**	**95,082**	**8.9**	**40.5**
Ingresos Financieros	13,158	2.8	11,576	2.5	9,965	2.9	13.7	32.0	34,876	2.4	26,711	2.5	30.6
Utilidad (Pérdida) en cambio	10,713	2.3	1,972	0 4	3,277	1 0	443.2	226 9	13,970	1.0	14,811	1 4	(5 7)
Gastos Financieros	(12,786)	-2.8	(11,590)	-2 5	(8,237)	-2.4	10 3	55.2	(33,735)	(2 3)	(25,641)	(2.4)	31 6
Participación en los resultados de asociada bajo el método de participación patrimonial	803	0 2	3,354	0.7	1,582	0.5	-76.1	-49.3	8,238	0.6	2,171	0.2	279 4
Utilidad antes de Participaciones e Impuesto a la Renta	**53,517**	11 6	**46,377**	9 8	**35,053**	10 3	15 4	52.7	**156,972**	**10.9**	**113,134**	**10.6**	**38.7**
Participaciones	(4,115)	-0.9	(3,381)	-0.7	(2,947)	-0 9	21.7	39.6	(12,024)	(0 8)	(9,665)	(0.9)	24 4
Utilidad antes de Impuesto a la Renta	**49,402**	10.7	**42,996**	9 1	**32,105**	9 4	14.9	53.9	**144,948**	**10.0**	**103,469**	**9.7**	**40.1**
Impuesto a la Renta	(14,595)	-3.2	(11,551)	-2.4	(10,265)	-3 0	26.4	42.2	(41,848)	(2.9)	(33,587)	(3 1)	24 6
Utilidad neta	**34,807**	7.5	**31,445**	6.7	**21,841**	6.4	10.7	59 4	**103,100**	**7.1**	**69,882**	**6.5**	**47.5**

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS ANEXO 2

Balance General

(En miles de nuevos soles)

	30-Sep-07	30-Sep-06	Variación % 30-Sep-07 30-Sep-06
Caja y bancos	48,062	36,717	30.9
Cuentas por cobrar comerciales	347,687	282,708	23.0
Otras cuentas por cobrar	21,212	12,050	76.0
Inventarios	534,020	308,206	73.3
Gastos pagados por adelantado	6,564	9,516	-31.0
Activo Corriente	**957,545**	**649,197**	47.5
Cuentas por cobrar comerciales a largo plazo	51,350	27,653	85.7
Equipo de alquiler	173,975	98,464	76.7
Otros activos fijos	414,356	370,457	11.9
	588,332	468,921	25.5
Depreciación acumulada	(219,883)	(211,491)	4.0
Inmueble, maquinaria y equipo, neto	368,449	257,430	43.1
Inversiones	19,643	19,622	0.1
Otros activos no corrientes	16,062	12,750	26.0
Activo no Corriente	**455,504**	**317,455**	43.5
Total Activo	**1,413,049**	**966,652**	46.2
Deuda de corto plazo	118,178	69,208	70.8
Otros pasivos corrientes	550,734	299,253	84.0
Pasivo corriente	**668,913**	**368,461**	81.5
Deuda de largo plazo	255,646	220,927	15.7
Total Pasivo	**924,559**	**589,388**	56.9
Ganancias diferidas	**10,860**	**5,871**	85.0
Patrimonio	**477,630**	**371,393**	28.6
Total Pasivo y Patrimonio	**1,413,049**	**966,652**	46.2
Otra Informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	28,748	24,537	
UAIDA	**205,486**	**148,501**	38.4
Ratios Financieros			
Ratio corriente	1.43	1.76	
Apalancamiento Financiero	1.45	1.18	
Valor contable por acción	1.56	1.22	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A Y SUBSIDIARIAS

ANEXO 3

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	3T 07	%	2T 07	%	3T 06	%	3T 07/ 2T 07 %	3T 07/ 3T 06 %	Acumulado al 30-9-2007	%	Acumulado al 30-9-2006	%	Variación %
Caterpillar:													
Gran minería	27,115	5.9	34,623	7.3	35,309	10.4	-21.7	-23.2	166,073	11.5	112,359	10.5	47.8
Otros	136,928	29.6	151,977	32.2	87,839	25.9	-9.9	55.9	417,670	28.9	273,869	25.6	52.5
	164,043	35.5	186,600	39.5	123,148	36.2	-12.1	33.2	583,743	40.4	386,228	36.1	51.1
Equipos agrícolas	10,129	2.2	9,605	2.0	4,397	1.3	5.5	130.4	26,606	1.8	19,607	1.8	35.7
Automotriz	41,046	8.9	43,064	9.1	12,384	3.6	-4.7	231.4	115,433	8.0	27,765	2.6	315.7
Unidades usadas	13,580	2.9	11,756	2.5	23,023	6.8	15.5	-41.0	55,129	3.8	56,463	5.3	-2.4
	228,799	49.5	251,025	53.2	162,952	48.0	-8.9	40.4	780,912	54.1	490,063	45.8	59.3
Repuestos y servicios	170,054	36.8	158,270	33.5	151,938	44.7	7.4	11.9	480,987	33.3	492,769	46.1	-2.4
Alquileres	13,812	3.0	9,704	2.1	4,922	1.4	42.3	180.6	29,963	2.1	13,256	1.2	126.0
Otras ventas de subsidiarias	49,306	10.7	52,925	11.2	19,960	5.9	-6.8	147.0	151,276	10.5	73,538	6.9	105.7
Total	461,971	100.0	471,925	100.0	339,772	100.0	-2.1	36.0	1,443,138	100.0	1,069,626	100.0	34.9

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2007
Minería	47.4%
Construcción	25.0%
Transporte	6.7%
Hidrocarburos	3.8%
Pesca	3.5%
Industria	3.2%
Agricultura	2.9%
Comercio y Servicic	2.5%
Gobierno	1.4%
Otros	3.7%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS — ANEXO 4

Conformación del Pasivo al 30 de setiembre del 2007

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	95,421	78,655	6,798	9,968
Papeles Comerciales	9,883	9,883		
Proveedores:				
Caterpillar	32,731	32,731		
Otros	19,582	19,582		
Bonos corporativos	70,625		25,000	45,625
Caterpillar Financial Services	24,667		4,921	19,746
Inst. Financieras Nac/Ext	11,957	3,000	1,564	7,393
Otros pasivos	34,635	34,635		
Total	299,501	178,486	38,283	82,732

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10016

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

	Notas	Al 30 de Setiembre 2007	Al 31 de Diciembre 2006
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		48,062	48,761
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	347,687	315,270
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar (neto)		21,212	13,280
Existencias (neto)	4	534,020	402,508
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		6,564	5,493
Otros Activos		0	0
Total Activo Corriente		**957,545**	**785,312**
Activo No Corriente			
Inversiones Financieras		**19,643**	**20,826**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		16,653	18,023
Otras Inversiones Financieras		2,990	2,803
Cuentas por Cobrar Comerciales	3	51,350	40,754
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	368,449	267,292
Activos Intangibles (neto)		445	296
Activo por Impuesto a la Renta y Participaciones Diferidos		9,762	7,761
Crédito Mercantil		5,290	0
Otros Activos		565	99
Total Activo No Corriente		**455,504**	**337,028**
TOTAL ACTIVO		**1,413,049**	**1,122,340**

	Notas	Al 30 de Setiembre 2007	Al 31 de Diciembre 2006
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		1,123	2,212
Obligaciones Financieras		400,758	285,436
Cuentas por Pagar Comerciales		161,492	151,613
Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		8,981	24,359
Otras Cuentas por Pagar		96,559	84,714
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**668,913**	**548,334**
Pasivo No Corriente			
Obligaciones Financieras		255,646	164,061
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		10,860	10,889
Total Pasivo No Corriente		**266,506**	**174,950**
Total Pasivo		**935,419**	**723,284**
Patrimonio Neto			
Capital	8	335,749	284,196
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados	8	15,937	15,937
Reservas Legales		22,844	13,088
Otras Reservas		0	0
Resultados Acumulados	8	103,100	85,835
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**477,630**	**399,056**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**477,630**	**399,056**
TOTAL PASIVO Y PATRIMONIO NETO		**1,413,049**	**1,122,340**

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2007	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2007	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2006
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		464,689	327,384	1,449,021	1,052,175
Otros Ingresos Operacionales		27	1,730	206	3,036
Total de Ingresos Brutos		**464,716**	**329,114**	**1,449,227**	**1,055,211**
Costo de Ventas (Operacionales)		(359,667)	(250,618)	(1,138,732)	(815,588)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(359,667)**	**(250,618)**	**(1,138,732)**	**(815,588)**
Utilidad Bruta		**105,049**	**78,496**	**310,495**	**239,623**
Gastos de Ventas		(34,125)	(28,356)	(96,849)	(80,972)
Gastos de Administración		(27,721)	(23,035)	(78,350)	(65,506)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	1,360	0	1,937
Otros Gastos		(1,574)	0	(1,672)	0
Utilidad Operativa		**41,629**	**28,465**	**133,624**	**95,082**
Ingresos Financieros		23,871	13,243	48,845	41,522
Gastos Financieros		(12,786)	(8,237)	(33,735)	(25,641)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		803	1,582	8,238	2,171
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**53,517**	**35,053**	**156,972**	**113,134**
Participación de los trabajadores		(4,115)	(2,947)	(12,024)	(9,665)
Impuesto a la Renta		(14,595)	(10,265)	(41,848)	(33,587)
Utilidad (Pérdida) Neta de Actividades Continuas		**34,807**	**21,841**	**103,100**	**69,882**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**34,807**	**21,841**	**103,100**	**69,882**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		34,807	21,841	103,100	69,882
Intereses Minoritarios		0	0	0	0
		34,807	**21,841**	**103,100**	**69,882**
Utilidad (Pérdida) Neta del Ejercicio					
Utilidad (Pérdida) Básica por Acción Común	10	0.114	0.072	0.338	0.229
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10011

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 30 de Setiembre de 2007	Del 1 de Enero de 2006 al 30 de Setiembre de 2006
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,433,103	1,068,507
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		12,808	10,294
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalias		0	0
Otros Cobros de Efectivo Relativos a la Actividad		15,609	31,817
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,329,716)	(949,686)
Remuneraciones y Beneficios Sociales		(129,401)	(96,516)
Tributos		(58,108)	(28,735)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalias		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(19,961)	(4,615)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(75,666)**	**31,066**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	1,898
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		7,816	1,222
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		3,716	0
Otros Cobros de Efectivo Relativos a la Actividad			0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(7,505)	(2,000)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(56,736)	(24,980)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		(5,290)	0
Otros Pagos de Efectivo Relativos a la Actividad		129	(3,235)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(57,870)**	**(27,095)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(1,031)	0
Emisión y aceptación de Obligaciones Financieras		382,516	346,007
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesoreria)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(195,724)	(288,954)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(24,301)	(22,856)
Dividendos Pagados a accionistas de la Matriz		0	0
Dividendos Pagados a Intereses Minoritarios		(28,428)	(13,316)
Otros Pagos de Efectivo Relativos a la Actividad		(195)	(5,324)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**132,837**	**15,557**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(699)**	**19,528**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		48,761	17,189
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo		0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**48,062**	**36,717**

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10018

CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	103,100	69,882
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	2,770	6,833
Desvalorización de Existencias	3,180	9,511
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	28,659	24,413
Amortización de Activos Intangibles	88	0
Amortización de Otros Activos	0	124
Provisiones	34,987	17,348
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	508
Pérdida en Venta de Inmuebles, Maquinaria y Equipo		0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores		248
Otros	33,892	9,778
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	1,141	(658)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(8,245)	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	(9,736)	(1,868)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(21,668)	(17,769)
(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(23,015)	(2,517)
(Aumento) Disminución en Existencias	(114,062)	(15,906)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Diferidos	2,023	(2,163)
(Aumento) Disminución de Otros Activos	0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	6,153	(75,397)
Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(114,933)	8,699
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(75,666)**	**31,066**

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2007 y 2006
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2006	266,178	0	0	12,303	10,075	0	26,264	0	314,820	0	314,820
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	69,882	0	69,882	0	69,882
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	69,882	0	69,882	0	69,882
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(13,310)	0	(13,310)	0	(13,310)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	18,018	0	0	0	0	0	(18,018)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	3,634	6,805	0	(10,439)	0	0	0	0
Saldos al 30 de Setiembre de 2006	284,196	0	0	15,937	16,880	0	54,379	0	371,392	0	371,392
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	103,100	0	103,100	0	103,100
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	103,100	0	103,100	0	103,100
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(28,420)	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	9,756	0	(5,862)	0	3,894	0	3,894
Saldos al 30 de Setiembre de 2007	335,749	0	0	15,937	22,844	0	103,100	0	477,630	0	477,630

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat 12915

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Por el período terminado el 30 de setiembre del 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

<u>Moneda funcional y de presentación</u>
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18818

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C, empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,290
Valor pagado	5,295

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	30-09-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	401,672	55,387	371,271	45,249
Intereses diferidos	(12,285)	(4,037)	(11,707)	(4,495)
Provisión para cuentas de cobranza dudosa	(41,700)		(44,294)	
	347,687	51,350	315,270	40,754

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

4) EXISTENCIAS

Este rubro comprende:

	30-09-07	31-12-06
	S/.000	S/.000
Máquinas, motores y automotores	211,207	155,078
Repuestos	120,793	108,490
Mercaderías	33,992	22,560
Servicios de taller en proceso	28,284	23,237
Productos en proceso	6,668	3,472
Materias primas y material de empaque	4,576	3,632
Existencias por recibir	139,093	98,547
	544,613	**415,016**
Provisión para desvalorización de existencias	(10,593)	(12,508)
	534,020	**402,508**

El movimiento del año de la provisión para desvalorización de existencias fue el siguiente:

	30-09-07	30-09-06
	S/.000	S/.000
Saldo inicial	12,508	19,218
Adiciones del período	3,180	9,511
Adiciones por transferencias	726	0
Aplicaciones por ventas	(5,821)	(10,590)
Saldo final	**10,593**	**18,139**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 12918

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	**53,734**	259	(6,220)	-	-	**47,773**
Edificios y otras construcciones	**97,357**	568	(3,391)	8,622	7	**103,163**
Instalaciones	**11,291**	1,163	-	-	(60)	**12,394**
Maquinaria y Equipo	**133,984**	13,755	(2,128)	7,543	(632)	**152,522**
Maquinaria y Equipo-Flota de Alquiler	**113,830**	75,464	(22,143)	6,824	-	**173,975**
Unidades de Transporte	**9,397**	1,052	(437)	39	-	**10,051**
Muebles y Enseres	**38,062**	4,243	(18)	(45)	-	**42,242**
Trabajos en Curso	**20,353**	35,696	(175)	(9,645)	(20)	**46,210**
	478,009	**132,200**	**(34,512)**	**13,338**	**(704)**	**588,332**
Depreciación Acumulada -						
Edificios y otras construcciones	**39,799**	2,290	(1,394)	-	-	**40,695**
Instalaciones	**7,311**	485	-	-	(18)	**7,778**
Maquinaria y Equipo	**93,936**	8,019	(179)	(81)	(429)	**101,266**
Maquinaria y Equipo-Flota de Alquiler	**27,309**	15,195	(6,936)	(8,243)	-	**27,325**
Unidades de Transporte	**7,451**	783	(515)	-	-	**7,719**
Muebles y Enseres	**30,181**	1,888	(3)	-	-	**32,066**
	205,988	**28,659**	**(9,027)**	**(8,324)**	**(447)**	**216,849**
Provisión para desvalorización	**(4,728)**	(205)	1,173	726	-	**(3,034)**
Costo Neto -	**267,292**					**368,449**

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

6) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue :

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	23,153	7,500	23,153		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	46,305	15,000	46,305		
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	8,125	25,082	2,500	7,718	5,625	17,364
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	30,870			10,000	30,870
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	46,305			15,000	46,305
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	46,305			15,000	46,305
TOTALES			70,625	218,020	25,000	77,176	45,625	140,844

Los bonos corporativos devengan intereses anuales de 6%.

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie D, del segundo programa de instrumentos de corto plazo Ferreyros	Noviembre del 2006	Noviembre del 2007	10,000	30,870
TOTALES			10,000	30,870

Los intereses devengados por títulos de deuda ascienden a S/.8.0 millones.

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

Las redenciones por títulos de deuda en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Bonos Corporativos			
Tercera emisión, Serie A, del primer programa	Enero del 2007	625	1,929
Tercera emisión, Serie A, del primer programa	Abril del 2007	625	1,929
Tercera emisión, Serie A, del primer programa	Julio del 2007	625	1,929
Cuarta emisión, Serie A, del primer programa	Julio del 2007	7,500	23,153
Papeles Comerciales			
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Abril del 2007	5,000	15,435
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Julio del 2007	5,000	15,435
TOTALES		19,375	59,810

7) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2007			2006		
	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios S/.000	Total S/.000	Equipos Pesados, repuestos y servicios S/.000	Otras Unidades de Negocios S/.000	Total S/.000
Total ingresos por ventas y servicios	1,243,079	205,942	1,449,021	922,448	129,727	1,052,175
Utilidad de operación	118,444	15,180	133,624	86,821	8,261	95,082
Principales activos: Activos fijos	239,559	128,890	368,449	181,043	86,249	267,292
Existencias	415,127	118,893	534,020	324,201	78,307	402,508
Cuentas por Cobrar	318,470	80,567	399,037	286,818	69,206	356,024

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

8) PATRIMONIO

Al 30 de setiembre de 2007, el capital autorizado, suscrito y pagado asciende a S/. 335,749,154.40 , formalizado mediante escritura pública y representado por 305,226,504 acciones comunes de un valor nominal de S/. 1.10 cada una.

En Junta General de Accionistas del 28 de marzo del 2007 se aprobó la distribución de dividendos en efectivo por S/. 28.4 millones y la capitalización de resultados acumulados por S/. 51.6 millones. Asimismo, se aprobó la transferencia a reserva legal de S/. 9.8 millones provenientes de la utilidad neta del año 2006.

9) CONTINGENCIAS Y COMPROMISOS

Al 30 de setiembre del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.22.6 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 34.1 y S/. 5.6 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.2 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 30 de setiembre del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente

PETROPERU S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

PETROPERU S.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 30 de setiembre del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 7.0 millones y US $ 20.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 3.3 millones, que garantizan transacciones diversas.

10) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-09-07	30-09-06	30-09-07	30-09-06
Utilidad neta	S/.	34,806,871	21,840,512	103,100,176	69,882,000
Promedio ponderado de las acciones comunes en circulación		305,226,504	305,226,504	305,226,504	305,226,504
Utilidad básica por acción	S/.	0.114	0.072	0.338	0.229

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General Mat. 19915

	30-09-07	30-09-06
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	62,522	60,548
Transferencias de inmuebles, maquinarias y equipo a existencias	48,510	39,537

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

END